UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month August 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated August 1, 2018	3

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X

Grifols, S.A. Avingucla de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. hereby informs about the following RELEVANTEVENT Grifols, S.A. ("Grifols"), through its subsidiary Grifols Shared Services North America, Inc. has completed the acquisition of 100% of the shares in Biotest US Corporation ("Biotest USA") for a price of USD 286M, after obtaining the consent of the Federal Trade Commission. The shares have been acquired from Biotest Divestiture Trust. Biotest USA owns a plasma collection business in the USA with 24 plasma collection centers throughout the territory. In the approximately 850,000 liters of plasma. In Barcelona, on 1 August 2018 preceding financial year, they have obtained Nuria Martin Barnes Secretary to the Board of Directors 1 50.1:4o001m:2o004 OHSAS 1800 1:2007 [!t)" -[!] • (!] "' .A. • 1 TUVRheinland www.tuv.com 10 91 05031788 -A® 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  August 1, 2018

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